UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended ended December 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

Commission File Number 1-3523

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WESTAR ENERGY, INC.
EMPLOYEES' 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WESTAR ENERGY, INC.
818 South Kansas Avenue
Topeka, Kansas 66612

Westar Energy, Inc. Employees' 401(k) Savings Plan
Employer ID No: 48-0290150
Plan Number: 004

Financial Statements as of December 31, 2012 and 2011,
and for the Year Ended December 31, 2012,
Supplemental Schedule as of December 31, 2012, and Report of Independent Registered Public Accounting Firm

All other schedules required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Investment and Benefits Committee
of the Westar Energy, Inc. Employees' 401(k) Savings Plan
Topeka, Kansas

We have audited the accompanying statements of net assets available for benefits of the Westar Energy, Inc. Employees' 401(k) Savings Plan (the "Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
June 19, 2013

WESTAR ENERGY, INC.
EMPLOYEES' 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS

Participant-directed investments:
Mutual funds	$366,641,504	$327,199,236
Vanguard Retirement Savings Trust IV Fund	—	67,799,793
Vanguard Retirement Savings Trust III Fund	71,736,553	—
Westar Energy Common Stock Fund	29,520,661	32,009,394

Total Investments	467,898,718	427,008,423

Notes receivable from participants	10,170,268	10,099,420
Dividends receivable	341,711	354,769

Total Assets	478,410,697	437,462,612

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	478,410,697	437,462,612

Adjustment from fair value to contract value for fully benefit-responsive stable value fund (Note 2)	(3,611,395)	(3,139,563)

NET ASSETS AVAILABLE FOR BENEFITS	$474,799,302	$434,323,049

See notes to the financial statements.

WESTAR ENERGY, INC.
EMPLOYEES' 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

Investment income:
Interest and dividend income	$11,915,347
Net appreciation in fair value of investments	35,820,659

Total Investment Income	47,736,006

Contributions:
Employer	7,115,705
Participant	18,272,189
Rollover	515,930

Total Contributions	25,903,824

Interest income on notes receivable from participants	470,473

Total Additions	74,110,303

Benefits paid to participants	33,362,068
Administrative expenses	271,982

Total Deductions	33,634,050

INCREASE IN NET ASSETS	40,476,253

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	434,323,049

End of Year	$474,799,302

See notes to the financial statements

WESTAR ENERGY, INC. EMPLOYEES' 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.	DESCRIPTION OF THE PLAN

The following description of the Westar Energy, Inc. (the "Company") Employees' 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's information.
General - The Plan is a defined contribution plan, designed to provide benefits for eligible employees of the Company upon retirement or earlier termination of employment. The Chief Executive Officer of the Company appoints an Investment and Benefits Committee consisting of at least three members to control and manage the operation and administration of the Plan on behalf of the Company. Vanguard Fiduciary Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility - An employee becomes eligible to participate in the Plan as of the first day of the calendar month following commencement of active employment or re-employment and/or as specified within the Plan document. Participants are eligible for the Company matching contribution following the completion of one year of service, as defined by the Plan. Effective January 1, 2012 the Plan was amended to exclude certain part-time and temporary employees hired on or after January 1, 2012, including rescue personnel, interns, temporary employees, leased employees and reclassified employees.

Effective March 1, 2012, the Plan automatically enrolls new, eligible union and non-union employees. Each employee who becomes an eligible employee with respect to the Plan on or after March 1, 2012 shall be given written notice as soon as practicable that, unless he or she makes a contrary affirmative election, such employee shall automatically start making a pre-tax elective deferral equal to six percent of compensation paid as defined under the Plan. An automatic deferral made under this provision shall be invested in the Plan's default fund, which is the applicable Vanguard Target Retirement Fund, unless the participant makes a different investment election.

Contributions - Contributions to the Plan include (i) salary reduction (“pre-tax”) contributions authorized by participants, (ii) Roth (“after-tax”) elective deferrals, (iii) matching contributions made by the Company; and (iv) participant rollovers from another plan. Participants may elect to contribute a percentage of eligible earnings to the Plan each year, subject to the limitations, as defined in the plan document. Pre-tax contributions are excluded from the participant's taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. Contributions up to the first 6 percent of a participant's earnings, as defined by the Plan, are matched 75 percent by the Company. The Company matching contribution may be made in either cash or in Company common stock, generally at the option of the Company. Contributions are subject to certain limitations. Active participants are allowed to make additional contributions each quarter to meet the maximum contribution percentage. These contributions are considered in determining matching employer contributions. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions; these additional contributions are ineligible for a Company matching contribution. Company matching contributions are suspended for a period of six months in the event that a participant withdrew money from their after-tax account and/or the Company match account. Company matching contributions are also suspended in the event a participant received a hardship withdrawal. The Plan does not allow additional contribution, transfer, or rollover of monies into the Company stock fund if the value of the participant's investment in the Company stock fund equals or exceeds 15 percent of the participant's account.

Participant Accounts - A separate account is maintained for each participant. Allocations to participant accounts for employer and employee contributions are made when the contributions are received by the trustee. Allocations to participant accounts for the net of interest, dividends, realized and unrealized changes in investment gains and losses and Plan expenses are made when such amounts are earned or incurred.
Investments - Participants may direct the investment of their contributions, the Company matching contributions, and/or account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers 21 mutual funds (including 12 target-date retirement funds), a common/collective trust fund and a Company stock fund as investment options for participants.
Vesting - Participants are vested immediately in both their contributions and Company matching contributions, plus actual earnings thereon.
Notes Receivable from Participant Loans - Participants are permitted to borrow a specified portion of the balance in their individual account. Loan interest rates and terms are established by the Investment and Benefits Committee. Loans are evidenced by promissory notes payable to the Plan over one to five years for general purpose loans and up to 30 years for principal residence loans.
Payment of Benefits - Benefits are recorded when paid. Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or the participant's beneficiaries in accordance with Plan terms.
Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute for a period of six months.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants' account balances and the amounts reported in the financial statements. There is a concentration of investments in Company common stock and there is a possibility that changes in the value of Company common stock could occur and affect the amounts reported in the statements of net assets available for benefits.
Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion on fair value measurements.

The investment in the common/collective trust fund (which is considered to be a fully benefit-responsive stable value fund) has underlying investments in investment contracts and is valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value. Stable value funds held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully benefit-responsive stable value funds. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the stable value fund as well as the adjustment of the fully benefit-responsive stable value fund from fair value to contract value. The statement of changes in net assets available for benefits is prepared using the contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
The Vanguard Retirement Savings Trust III (VRST III) and Vanguard Retirement Savings Trust IV (VRST IV) Funds (the “Trusts”) are common/collective trust funds that are considered to be stable value funds and provide for the collective investment of assets of tax-exempt pension and profit sharing plans. The Plan has no unfunded commitments to the Trusts which allow for daily transactions and require no notice period regarding redemptions. Effective March 30, 2012, the Plan moved its investment in the VRST IV Fund to the lower-cost VRST III Fund. The Trusts invest solely in the Vanguard Retirement Savings Trust (VRST) Master Trust. The VRST Master Trust seeks to provide current and stable income, while maintaining a stable share value of $1. The expectation is that each unit of the VRST Master Trust will maintain a constant net asset value of $1, but there is no assurance that this will be the case. The VRST Master Trust invests primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and banks. Participants may ordinarily direct either the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus interest accrued at the contract rate, less withdrawals. The existence of certain conditions can limit the VRST Master Trust's ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the VRST Master Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the VRST Master Trust or a unit holder, tax disqualification of the VRST Master Trust or unit holder, and certain VRST Master Trust amendments if issuers' consent is not obtained. In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of the participant, employer, or Plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines. Plan management believes that the occurrence of events that would cause the VRST Master Trust to transact at less than contract value is not probable.

In accordance with GAAP, the statements of net assets available for benefits presents the stable value funds with underlying investments in investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive stable value fund from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.
Unit Values - Individual participant accounts invested in the Company common stock fund and the common/collective trust fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest, which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

Company Common Stock Fund - Effective January 1, 2003, the portion of the Plan consisting of the Company stock fund is designated as a stock bonus plan within the meaning of Section 401(a) of the Internal Revenue Code (IRC) and an employee stock ownership plan within the meaning of Section 4975(e)(7) of the IRC. Such portion of the Plan is referred to as the "ESOP". The ESOP was not implemented until September 18, 2003. The ESOP is designed to invest primarily in common stock of the Company or other qualifying employer securities as defined in Section 4975(e)(8) of the IRC. With respect to dividends paid on Company common stock allocated on the record date of the applicable dividend to a participant's account under the ESOP, the participant shall have the right to elect that either the dividend be paid directly in cash or be paid to the participant's account under the ESOP and invested in Company common stock in the Company stock fund. Dividends paid from the ESOP to participants were $204,617 in 2012.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Administrative Expenses - The Company, as plan administrator, shall determine whether a particular plan expense is a settlor expense which the Company must pay, or is a reasonable non-settlor expense incident to the operation and administration of the Plan which may be paid by the Plan. These expenses may include, but are not limited to, the compensation of personnel and advisors and the cost of compliance with the bonding requirements specified in ERISA. The Company, at its discretion, may elect at any time, to pay part or all of these non-settlor expenses directly but would have no continuing obligation to do so.
Beginning with the second quarter of 2012, a quarterly administration fee was charged to each participant. This fee covers Vanguard Fiduciary Trust Company's charge for operating the plan, including, among other things, expenses involving their call center and recordkeeping and is reflected as an administrative expense in the accompanying statement of changes in net assets available for benefits. Prior to the second quarter of 2012, this fee was included with the investment management fee which is charged to the Plan through deductions from income earned on a daily basis and therefore reflected as a reduction of investment return for such investments.
In 2012, all other administrative expenses of the Plan were paid by the Company with the exception of loan administrative charges and investment advisory fees for the Vanguard Managed Account program, which were paid by the participants utilizing those services. These charges are also reflected as administrative expenses in the accompanying statement of changes in net assets available for benefits.
New Accounting Standards -
2011-04 - The financial statements reflect the prospective adoption of FASB ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820 as of the beginning of the year ended December 31, 2012 (see Note 4). ASU 2011-04 is effective for financial statements issued for fiscal years beginning after December 15, 2011 and expands certain disclosures about fair value measurement. The ASU requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. It provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The effect of the adoption of ASU 2011-04 had no impact on the Plan's statement of net assets available for benefits and statement of changes in net assets available for benefits.

3.	INVESTMENTS

The Plan's investments that represented 5 percent or more of the Plan's net assets available for benefits as of December 31, 2012 and 2011 are as follows:

	2012	2011

Vanguard Institutional Index Fund	$65,132,593	$—
Vanguard Retirement Savings Trust III Fund	71,736,553	—
Vanguard Retirement Savings Trust IV Fund	—	67,799,793
Vanguard 500 Index Fund	—	58,940,506
Vanguard Windsor Fund	47,150,378	44,597,239
Vanguard PRIMECAP Fund	45,652,793	44,483,626
Vanguard Total Bond Market Index Fund	46,176,452	39,282,364
Vanguard Wellington Fund	38,630,850	34,273,071
Westar Energy Common Stock Fund	29,520,661	32,009,394
Vanguard Total International Stock Index Fund	30,672,232	25,862,856
During the year ended December 31, 2012 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$35,972,295
Westar Energy Common Stock Fund (1)	(151,636)

Net appreciation in fair value of investments	$35,820,659

(1) Represents a party-in-interest to the Plan.

4.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques - Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011. The Company's common stock fund is stated at fair value at its year-end unit closing price (comprised of year end market price plus uninvested cash). The Company's common stock fund is categorized as Level 2.

Company Common Stock Fund - The Company's common stock fund is invested primarily in the common stock of the Company. A small portion of the fund may also be invested in short-term reserves such as money market investments to help accommodate daily transactions. The investment objective of this fund is to provide the possibility of long-term growth though increases in the value of the stock and the reinvestment of its dividends. The Company's common stock fund is stated at fair value at its year-end unit closing price (comprised of year end market price plus uninvested cash).
Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Stable Value Fund - Valued at the net asset value of units of a bank collective trust. The net asset value, as provided by the trustee, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.
The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2012 and 2011.

December 31, 2012	Level 1	Level 2	Level 3	2012 Total
Mutual funds:
Domestic stock funds	$194,654,140	$—	$—	$194,654,140
Balanced funds	75,998,945	—	—	75,998,945
International stock fund	30,672,232	—	—	30,672,232
Fixed income funds	65,316,187	—	—	65,316,187

Total mutual funds	366,641,504	—	—	366,641,504

Westar Energy Common Stock Fund	—	29,520,661	—	29,520,661

Common/Collective trust	—	71,736,553	—	71,736,553

Total	$366,641,504	$101,257,214	$—	$467,898,718

December 31, 2011	Level 1	Level 2	Level 3	2011 Total
Mutual funds:
Domestic stock funds	$182,592,200	$—	$—	$182,592,200
Balanced funds	61,158,126	—	—	61,158,126
International stock fund	25,862,856	—	—	25,862,856
Fixed income funds	57,586,054	—	—	57,586,054

Total mutual funds	327,199,236	—	—	327,199,236

Westar Energy Common Stock Fund	—	32,009,394	—	32,009,394

Common/Collective trust	—	67,799,793	—	67,799,793

Total	$327,199,236	$99,809,187	$—	$427,008,423

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2012 and 2011, there were no transfers between levels.

5.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on July 9, 2004, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has submitted to the IRS an application for a new determination letter and a letter of receipt of the application from the IRS dated December 7, 2010 was received. However, a new determination letter has not been received. The Plan has been amended since receiving the latest determination letter and the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes is included in these financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds and a common/collective trust fund managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is also the trustee and recordkeeper of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Also, the Company common stock fund includes transactions that also qualify as party-in-interest transactions.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the GAAP financial statements to amounts reflected in the Form 5500 as of December 31, 2012 and 2011.

	2012	2011
Net assets available for benefits per the financial statements	$474,799,302	$434,323,049
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	3,611,395	3,139,563
Less: deemed distributions	(5,385)	(7,197)

Net assets per the Form 5500	$478,405,312	$437,455,415

The following is a reconciliation of the increase in net assets per the financial statements to amounts reflected in the Form 5500 for the year ended December 31, 2012.

2012

Increase in net assets per the financial statements	$40,476,253
Change in fair market value for fully benefit-responsive stable value fund	471,832
Repayment of deemed loan	1,812

Increase in net assets per the Form 5500	$40,949,897

*****

SUPPLEMENTAL SCHEDULE

WESTAR ENERGY, INC. EMPLOYEES’ 401(k) SAVINGS PLAN
Employer ID: 48-0290150
Plan No: 004

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2012

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Shares/Units	Cost	Current Value

*	Vanguard Institutional Index Fund	Registered Investment Company	499,024	**	$65,132,593
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	997,452	**	22,462,614
*	Vanguard PRIMECAP Fund	Registered Investment Company	633,451	**	45,652,793
*	Vanguard Prime Money Market Fund	Registered Investment Company	19,139,735	**	19,139,735
*	Vanguard Small-Cap Index Fund	Registered Investment Company	367,796	**	14,255,762
*	Vanguard Target Retirement 2010	Registered Investment Company	110,010	**	2,654,547
*	Vanguard Target Retirement 2015	Registered Investment Company	733,573	**	9,815,201
*	Vanguard Target Retirement 2020	Registered Investment Company	345,160	**	8,225,159
*	Vanguard Target Retirement 2025	Registered Investment Company	431,066	**	5,858,185
*	Vanguard Target Retirement 2030	Registered Investment Company	67,577	**	1,579,943
*	Vanguard Target Retirement 2035	Registered Investment Company	105,903	**	1,492,173
*	Vanguard Target Retirement 2040	Registered Investment Company	73,862	**	1,712,131
*	Vanguard Target Retirement 2045	Registered Investment Company	91,994	**	1,338,509
*	Vanguard Target Retirement 2050	Registered Investment Company	51,614	**	1,191,773
*	Vanguard Target Retirement 2055	Registered Investment Company	4,414	**	109,478
*	Vanguard Target Retirement 2060	Registered Investment Company	1,701	**	37,095
*	Vanguard Target Retirement Income Fund	Registered Investment Company	275,135	**	3,353,901
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	4,163,792	**	46,176,452
*	Total International Stock Index Fund	Registered Investment Company	306,171	**	30,672,232
*	Vanguard Wellington Fund	Registered Investment Company	660,921	**	38,630,850
*	Windsor Fund	Registered Investment Company	925,606	**	47,150,378
	Total Mutual Funds				366,641,504

*	Vanguard Retirement Savings Trust III	Common/Collective Trust	68,125,158	**	71,736,553
*	Westar Energy Common Stock Fund	Company Stock Fund	1,919,419	**	29,520,661
*	Various Participants	Participant Loans (maturing through 2042 at interest rates of 4.25% - 14.00%)		**	10,170,268

	Total assets held for investment purposes				$478,068,986

*	Party in Interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Westar Energy, Inc. Employees' 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTAR ENERGY, INC.

By:

Signature	Title	Date

/s/ Tony Somma	Chairman	June 19, 2013
Tony Somma

/s/ Jerl L. Banning	Member	June 19, 2013
Jerl L. Banning

/s/ Jeffrey L. Martin	Member	June 19, 2013
Jeffrey L. Martin